                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           PHYSICIANS' SPECIALTY CORP.

                                (Name of issuer)

                     COMMON STOCK, par value $.001 per share

                         (Title of class of securities)

                                    718934102

                                 (CUSIP number)

                                 Robert DiProva
                             Chief Financial Officer
                           Physicians' Specialty Corp.
                              1150 Lake Hearn Drive
                                    Suite 640
                             Atlanta, Georgia 30342
                                 (404) 256-7535

(Name, address and telephone number of person authorized to receive notices and communications)

                                  June 14, 1999

             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13(d)-1(f) or 13(d)-1(g), check the following box / /.

                  Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 13 Pages)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP NO. 718934 10 2                                        Page 2 of 13 Pages


     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             TA MergerCo, Inc.
             04-3471054

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                       (b) /X/

     3       SEC USE ONLY

     4       SOURCE OF FUNDS*

             OO

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                           / /

     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             DELAWARE

       NUMBER OF           7     SOLE VOTING POWER

        SHARES                   0

     BENEFICIALLY          8     SHARED VOTING POWER

     OWNED BY EACH               3,624,751

       REPORTING           9     SOLE DISPOSITIVE POWER

        PERSON                   0

         WITH              10    SHARED DISPOSITIVE POWER

                                 3,624,751

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             3,624,751

    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                        / /

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             39.6%

    14       TYPE OF REPORTING PERSON *

             CO

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


CUSIP NO. 718934 10 2                                        Page 3 of 13 Pages


     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             TA/Advent VIII L.P.
             04-3334380

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                       (b) /X/

     3       SEC USE ONLY

     4       SOURCE OF FUNDS*

             OO

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                           / /

     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             DELAWARE

       NUMBER OF           7     SOLE VOTING POWER

        SHARES                   0

     BENEFICIALLY          8     SHARED VOTING POWER

     OWNED BY EACH               3,624,751(1)

       REPORTING           9     SOLE DISPOSITIVE POWER

        PERSON                   0

         WITH              10    SHARED DISPOSITIVE POWER

                                 3,624,751(1)

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             3,624,751

    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                        / /

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             39.6%

    14       TYPE OF REPORTING PERSON *

             PN

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              PAGE 4 OF 13 PAGES

(1) For purposes of Section 13(d), TA/Advent VIII L.P. may be deemed to beneficially own 3,624,751 shares of Common Stock that are subject to the Voting Agreement (as defined in response to Item 4) to which TA MergerCo, Inc. is a party. TA/Advent VIII L.P. disclaims beneficial ownership of any shares of Common Stock beneficially owned by TA MergerCo, Inc.

                                  SCHEDULE 13D


CUSIP NO. 718934 10 2                                        Page 5 of 13 Pages


     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             TA Associates VIII LLC
             04-3334378

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                       (b) /X/

     3       SEC USE ONLY

     4       SOURCE OF FUNDS*

             OO

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                           / /

     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             DELAWARE

       NUMBER OF           7     SOLE VOTING POWER

        SHARES                   0

     BENEFICIALLY          8     SHARED VOTING POWER

     OWNED BY EACH               3,624,751(1)

       REPORTING           9     SOLE DISPOSITIVE POWER

        PERSON                   0

         WITH              10    SHARED DISPOSITIVE POWER

                                 3,624,751(1)

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             3,624,751

    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                        / /

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             39.6%

    14       TYPE OF REPORTING PERSON *

             OO

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              PAGE 6 OF 13 PAGES

(1) For purposes of Section 13(d), TA Associates VIII LLC may be deemed to beneficially own 3,624,751 shares of Common Stock that are subject to the Voting Agreement (as defined in response to Item 4) to which TA MergerCo, Inc. is a party. TA Associates VIII LLC disclaims beneficial ownership of any shares of Common Stock beneficially owned by TA MergerCo, Inc.

                                  SCHEDULE 13D


CUSIP NO. 718934 10 2                                        Page 7 of 13 Pages


     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             TA Associates, Inc.
             04-3205751

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                       (b) /X/

     3       SEC USE ONLY

     4       SOURCE OF FUNDS*

             OO

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                           / /

     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             DELAWARE

       NUMBER OF           7     SOLE VOTING POWER

        SHARES                   0

     BENEFICIALLY          8     SHARED VOTING POWER

     OWNED BY EACH               3,624,751(1)

       REPORTING           9     SOLE DISPOSITIVE POWER

        PERSON                   0

         WITH              10    SHARED DISPOSITIVE POWER

                                 3,624,751(1)

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             3,624,751

    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                        / /

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             39.6%

    14       TYPE OF REPORTING PERSON *

             CO

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              PAGE 8 OF 13 PAGES

(1) For purposes of Section 13(d), TA Associates, Inc. may be deemed to beneficially own 3,624,751 shares of Common Stock that are subject to the Voting Agreement (as defined in response to Item 4) to which TA MergerCo, Inc. is a party. TA Associates, Inc. disclaims beneficial ownership of any shares of Common Stock beneficially owned by TA MergerCo, Inc.

                                                              PAGE 9 OF 13 PAGES

ITEM 1.       SECURITY AND ISSUER.

         The Securities to which this statement relates are shares of common stock, par value $.001 per share (the "Common Stock"), of Physicians' Specialty Corp., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1150 Lake Hearn Drive, Suite 640, Atlanta Georgia 30342.

ITEM 2.       IDENTITY AND BACKGROUND.

         This statement is being filed on behalf of the following entities:
TA/Advent VIII L.P. (the "TA Fund"), TA Associates VIII LLC ("TA Associates VIII"), TA Associates, Inc. ("TA Associates," and together with TA Associates VIII, the "General Partners"), and TA MergerCo, Inc. ("Merger Sub").

         The TA Fund is a limited partnership organized under the laws of Delaware. TA Associates VIII is a limited liability company organized under the laws of Delaware. TA Associates is a corporation organized under the laws of Delaware. The TA Fund is an investment fund principally engaged in the business of making venture capital and other investments. Each of the General Partners is principally engaged in the business of making investments for, and acting as general partner or other authorized person of, investment funds engaged in venture capital and other investments. Merger Sub is a corporation formed under the laws of Delaware for the purpose of effecting the Merger. The principal business office of each of the TA Fund, the General Partners and Merger Sub is c/o TA Associates, Inc., 125 High Street, Boston, Massachusetts 02110. The directors and executive officers of TA Associates and Merger Sub are set forth on APPENDIX A hereto.

         TA Associates VIII is the sole general partner of the TA Fund. TA Associates is the sole manager of TA Associates VIII. Merger Sub is a wholly owned subsidiary of the TA Fund.

         During the last five years, neither the TA Fund, nor the General Partners nor Merger Sub has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither the TA Fund, nor the General Partners nor Merger Sub was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations, or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Merger Sub may be deemed to have acquired the beneficial ownership of 3,624,751 shares of Common Stock as of June 14, 1999 as a result of provisions of the Voting Agreement (as defined in response to Item 4). The shares of Common Stock to which this statement relates have not been purchased by Merger Sub, but Merger Sub may be deemed to share the power to vote and dispose of such shares under the provisions of the Voting Agreement, which is described in greater detail in response to Item 4 and such item is incorporated herein by reference.

                                                             PAGE 10 OF 13 PAGES

ITEM 4.       PURPOSE OF TRANSACTION.

         On June 14, 1999, the Issuer, the TA Fund, Merger Sub and certain other investment funds affiliated with TA Associates entered into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which Merger Sub will merge with and into the Issuer (the "Merger"). The separate existence of Merger Sub will cease upon consummation of the Merger, and the Issuer will be the surviving corporation in the Merger (the "Surviving Corporation").

         In connection with the Merger, certain stockholders of the Issuer holding approximately 39.6% of the outstanding shares of Common Stock have entered into a voting agreement with Merger Sub (the "Voting Agreement"), pursuant to which such stockholders have agreed, so long as the Voting Agreement remains in effect, to, among other things, (i) vote their shares of Common Stock (as well as shares of Common Stock that may be issued upon the exercise of stock options held by such stockholders) in favor of approval and adoption of the Merger Agreement and the Merger either directly or through the grant of an irrevocable proxy to Merger Sub and (ii) abide by certain restrictions on the transfer of shares of Common Stock owned by each such stockholder. The Voting Agreement will terminate upon the earlier of the consummation of the Merger or the termination of the Merger Agreement pursuant to its terms. Approval and adoption of the Merger Agreement and the Merger requires the affirmative vote of the holders of a majority of the outstanding shares of Common Stock.

         The purpose of the Voting Agreement is to facilitate the consummation of the Merger.

         References to, and descriptions of, the Merger Agreement and the Voting Agreement as set forth above in this Item 4 are qualified in their entirety by references to the copies of the Merger Agreement, which is incorporated into this Schedule 13D by reference, and the Voting Agreement included as Exhibit 2 to this Schedule 13D, and are incorporated in this Item 4 in their entirety where such references and descriptions appear.

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER.

         (a) and (b) 3,624,751 shares of Common Stock, representing approximately 39.6% of the outstanding shares of Common Stock, based on the number of shares of Common Stock outstanding on June 14, 1999, as represented by the Issuer, are subject to the Voting Agreement. By virtue of the Voting Agreement, Merger Sub may be deemed to share with the respective stockholders of the Issuer that are parties to the Voting Agreement the power to vote or dispose of the shares of Common Stock subject to the Voting Agreement. However, Merger Sub (i) is not entitled to any rights as a stockholder of the Issuer as to the shares of Common Stock subject to the Voting Agreement, other than the rights granted pursuant to the Voting Agreement and (ii) disclaims beneficial ownership of the shares of Common Stock of the Issuer which are subject to the Voting Agreement.

         (c) Other than as set forth in this Item 5(a)-(b), to the best of TA Associates' knowledge as of the date hereof, there have been no transactions in the shares of Common Stock effected during the last 60 days by Merger Sub, the TA Fund, the General Partners or any person set forth on APPENDIX A hereto.

                                                             PAGE 11 OF 13 PAGES

         (d) To the best of TA Associates' knowledge as of the date hereof, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The information set forth or incorporated by reference in Items 3 through 5 is hereby incorporated herein by reference. A copy of the Merger Agreement is incorporated into this Schedule 13D by reference and a copy of the Voting Agreement is included as Exhibit 2 to this Schedule 13D.

         In connection with the Merger, the TA Fund, certain other investment funds affiliated with TA Associates and certain of the stockholders of the Issuer who are parties to the Voting Agreement have entered into a Stock Purchase Agreement, dated June 14, 1999, pursuant to which the TA Fund and such other investment funds will purchase an aggregate of 1,873,919 shares of Common Stock from such stockholders immediately prior to the consummation of the Merger. Such shares of Common Stock are currently subject to the Voting Agreement.

         Except as set forth in this statement, to the best of TA Associates' knowledge as of the date hereof, there are at present no effective contracts, arrangements, understandings or relationships (legal or otherwise) between Merger Sub, the TA Fund or any General Partner and any person with respect to securities of the Issuer.

ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS.

No.               Description

1 Agreement and Plan of Merger, dated as of June 14, 1999, by and among Physicians' Specialty Corp., TA MergerCo, Inc., TA/Advent VIII L.P., TA/ Atlantic and Pacific IV L.P., TA Investors LLC and TA Executives Fund LLC [incorporated herein by reference from Physicians' Specialty Corp.'s Current Report on Form 8-K, filed June 18, 1999].

2 Voting Agreement, dated as of June 14, 1999, by and among Physicians' Specialty Corp., TA MergerCo, Inc. and the stockholders of Physicians' Specialty Corp.
                  identified on the signature pages thereto.

3 Stock Purchase Agreement, dated as of June 14, 1999, by and among TA/Advent VIII L.P., TA Atlantic and Pacific IV L.P., TA Investors LLC and TA Executives Fund LLC and the stockholders of Physicians' Specialty Corp.
                  identified on the signature pages thereto.

  This statement speaks as of its date and no inference should be drawn that no change has occurred in the facts set forth herein after the date hereof.

                                                             PAGE 12 OF 13 PAGES

                                   SIGNATURES

  After reasonable inquiry and to the best knowledge and belief of each of the persons signing below, each person signing below certifies that the information set forth in this statement is true, complete and correct.


                           Agreement for Joint Filing

  TA MergerCo, Inc., TA/Advent VIII L.P., TA Associates VIII LLC and TA Associates, Inc. hereby agree that TA Associates, Inc. shall file with the Securities and Exchange Commission a joint Schedule 13D on behalf of the above-named parties concerning their beneficial ownership of Physicians Specialty Corp.


           Dated: June 25, 1999


                                        TA MERGERCO, INC.



                                             /s/ David S.B. Lang
                                             -----------------------------------
                                             David S.B. Lang
                                             Treasurer and Secretary


                                        TA/ADVENT VIII L.P.
                                        By:  TA Associates VIII LLC, its General
                                             Partner
                                        By:  TA Associates, Inc., its Manager


                                             /s/ Katherine S. Cromwell
                                             -----------------------------------
                                             Katherine S. Cromwell
                                             Managing Director



                                        TA ASSOCIATES, INC.


                                             /s/ Katherine S. Cromwell
                                             -----------------------------------
                                             Katherine S. Cromwell
                                             Managing Director



                                        TA ASSOCIATES VIII LLC
                                        By:  TA Associates, Inc., its Manager


                                             /s/ Katherine S. Cromwell
                                             -----------------------------------
                                             Katherine S. Cromwell
                                             Managing Director

                                                             Page 13 of 13 Pages

                                   APPENDIX A

                 DIRECTORS AND OFFICERS OF TA ASSOCIATES, INC.
                 ---------------------------------------------

DIRECTORS
---------

C. Kevin Landry
P. Andrews McLane
c/o TA Associates
125 High Street
Boston, MA 02110

Jacqueline C. Morby
c/o TA Associates
4516 Henrey Street
Pittsburgh, PA 15213

Jeffrey T. Chambers
c/o TA Associates
435 Tasso Street
Palo Alto, CA 94301


OFFICERS
--------

C. Kevin Landry               Chief Executive Officer and Managing Director
P. Andrews McLane             Senior Managing Director
Katherine S. Cromwell         Managing Director and Chief Financial Officer
Richard D. Tadler             Managing Director
c/o TA Associates
125 High Street
Boston, MA 02110

Jacqueline C. Morby           Managing Director
c/o TA Associates
4516 Henrey Street
Pittsburgh, PA 15213


     The director of TA Merger Co, Inc. is David S.B. Lang. The executive officers of TA Merger Co, Inc. are Richard D. Tadler, President and Chief Executive Officer, and David S.B. Lang, Treasurer and Secretary.